AB Funds

1345 Avenue of the Americas

New York, NY 10105

March 27, 2020

VIA EDGAR CORRESPONDENCE

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

Brookfield Place

200 Vesey Street – Suite 400

New York, NY 10281-1022

Attention: Mindy Rotter

Re: In the matter of the SEC Filings set forth in Appendix B hereto

Dear Ms. Rotter:

Attached as Appendix A are responses to the comments made during your phone conversation with Phyllis Clarke and other representatives of AllianceBernstein L.P. on February 27, 2020.

If you have any questions regarding our response, please do not hesitate to call me at 914.259.7740.

Sincerely,

/s/ Joseph Mantineo

Joseph Mantineo

Treasurer and Chief Financial

Officer of each Fund

cc:	Michael Reyes, Senior Analyst of the Funds
Mark R. Manley, AllianceBernstein L.P.
Emilie Wrapp, AllianceBernstein L.P.
Eric Freed, AllianceBernstein L.P.
Vince Noto, AllianceBernstein L.P
Steve Woetzel, AllianceBernstein L.P.
Phyllis Clarke, AllianceBernstein L.P.

Appendix A

Comment #1:

Various Funds

The funds did not use the current version of Form N-CSR. For future filings, please use the current version of the form that can be found on the SEC's website.  (It is not necessary to refile previously filed reports as the updates to the form pertain to closed-end funds.)

Response #1: The Funds will use the current version of Form N-CSR for all future filings.

Comment #2:

Funds #: 1- 3, 5-11, 35-43, 45-47 & 69-85

Please confirm in correspondence that there were no open payables to directors at year-end; if there were, these payables should be disclosed separately on the Statement of Assets and Liabilities in accordance with Rule 6-04 of Regulation S-X.

Response #2: It is the Adviser's policy to disclose open payables to directors separately on the Statement of Assets and Liabilities in accordance with Rule 6-04 of Regulation S-X. In the case of the annual reports noted by the Staff, funds 71-85 had such payables that were not separately disclosed. The annual reports for the other referenced funds separately disclosed such payables. The Adviser will ensure the cited guidance is applied to all funds in the future.

Comment #3:

Funds #: 3, 6-8, 11, 14, 18, 20-21, 23-29, 32, 36, 42, 45, 53, 57-59, 66, 68, 72 & 77

Please confirm that there are no components of accrued expenses and other liabilities that should appear separately on the Statement of Assets and Liabilities. For the referenced funds, certain amounts appear to represent greater than 5%.

Response #3: It is the Adviser's policy to disclose separately any components of accrued expenses and other liabilities that are greater than 5% of the total liabilities on the Statement of Assets and Liabilities. In the case of the annual reports noted by the Staff, funds 6, 7, 8 & 29 had such components that were not separately disclosed. No component of accrued expenses and other liabilities exceeded 5% for the other referenced funds. The Adviser will ensure that components exceeding 5% are disclosed for all funds in the future.

Comment #4:

Funds #: 3, 6-8 & 10

Miscellaneous expenses as presented in the Statements of Operations for the referenced funds exceed 5% of total expenses. Please confirm that any categories of miscellaneous expenses have been separately identified to the extent required by Rule 6-07(2)(b) of Regulation S-X.

Response #4: It is the Adviser's policy to disclose miscellaneous expenses in the Statement of Operations in accordance with Rule 6-07(2)(b) of Regulation S-X. In the case of the annual reports noted by the Staff, funds 6, 7, 8 and 10 had categories of expenses exceeding 5% of total expenses that were not separately disclosed. No component of miscellaneous expenses exceeded 5% for fund 3. The Adviser will ensure that the cited guidance is applied to all funds in the future.

Comment #5:

Fund #: 35

Please consider adding disclosure to the Notes to the Financial Statements stating that the distributions received from real estate investment trusts (REITs) may be classified as dividends, capital gains, and/or returns of capital.

Response #5: The Registrant has determined to add the recommended disclosure to this fund’s future shareholder reports.

Comment #6:

Funds #: 11, 37-51, 53-66, 69,70, 72, 75 & 80-85

The referenced funds disclosed that management was still evaluating the impact of Accounting Standards Update 2017-08 - Receivables - Nonrefundable Fees and Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities.  This ASU became effective for fiscal years (and interim periods within fiscal years) beginning after December 15, 2018.  Accordingly, please explain in correspondence why management is still evaluating the impact.

Response #6: The referenced funds were not yet required to disclose the impact of the implementation in the reports reviewed.  As noted, the ASU became effective for fiscal years beginning after December 15, 2018, and all of the reports reviewed were for periods beginning prior to that date.

Comment #7:

Fund #: 48

Please explain the significant increase in the portfolio turnover rate in comparison to the prior year, as presented in the referenced fund’s Financial Highlights.

Response #7: During the fiscal year, the referenced fund’s portfolio managers identified and traded based on certain opportunities that they believed existed in the markets. The fund’s portfolio turnover rate for the six-month period ended October 31, 2019 (unannualized) returned to the more typical level of approximately 25%.

Comment #8:

Fund #: 1

Please explain in correspondence how the amount disclosed for expenses net of waivers/reimbursements for Class B shares, as presented in the referenced fund’s Financial Highlights, was derived.

Response #8: The gross expense ratio on Class B shares is 1.88%.  This ratio is reduced by a voluntary fee waiver by the distributor of .60% and a contractual fee waiver by the Adviser of .02% due to the fund’s investment in an affiliated fund.  This results in the reported net expense ratio of 1.26% disclosed in the fund’s Financial Highlights. Pursuant to SEC regulations, the voluntary fee waiver was not reflected in the referenced fund’s prospectus fee table.

Comment #9:

Fund #: 37

Please explain the difference between the net assets at end of period as presented in the Statement of Assets and Liabilities versus that presented in the Financial Highlights.

Response #9: The difference in net assets was due to adjustments made on the Statement of Assets and Liabilities that were not flowed through to the Financial Highlights. (The Fund will reflect such adjustments in the Financial Highlights included in the semi-annual report for the period ending June 30, 2020.)

Comment #10:

Fund #: 5

Please explain why the expense ratios of 1.84%, 2.71% and 1.64% (for Class A, Class C and Adviser Class shares respectively) in the Management’s Discussion of Fund Performance do not agree with the percentages noted in the referenced fund’s February 28, 2018 prospectus.

Response #10: The referenced fund’s prospectus was supplemented on June 14, 2018 to correct errors in the fee table in the February 28, 2018 prospectus that had the effect of overstating the net expense ratios of the fund. The gross expense ratios in the Management’s Discussion of Fund Performance match those in the prospectus as supplemented.

Comment #11:

Fund #: 70

The referenced fund’s prospectus applicable at the time of this filing and its website note that the minimum initial investment in the fund is $3,000,000. Please explain in correspondence why the line graph is not based on this amount in accordance with the instructions to Item 27(b)(7)(ii)(A) of Form N-1A.

Response #11: The Adviser will use the minimum investment of $3,000,000 in the line graphs in the fund’s shareholder reports going forward.

Comment #12:

Fund #: 27

The staff noted that the registrant responded “Yes” to Item C.6.b of Form N-CEN (regarding securities lending), but responded “N/A” to Item C.6.f.  Please confirm the accuracy of these responses; if a response is incorrect, please provide the required information and consider filing an amended Form N-CEN including this information.

Response #12: The Registrant had only one day of securities lending activity during the fiscal year, and the weighted average value of securities on loan rounded to 0.00. In the past, the Adviser had received a suspension notification from EDGAR for attempting to file with a numeric zero and therefore changed the answer to "N/A" to avoid future suspensions. The Adviser has since confirmed with EDGAR filer support that “0.00” is a valid dollar value and will be filing as such in future filings where applicable.

Appendix B

Fund #	File #	Registrant Name	Series ID	Series Name	FYE Reviewed
1	811-09687	AB CORE OPPORTUNITIES FUND, INC.	S000009999	AB CORE OPPORTUNITIES FUND, INC.	11/30/2018
2	811-07916	AB EQUITY INCOME FUND INC	S000010125	AB EQUITY INCOME FUND INC	11/30/2018
3	811-01716	AB CAP FUND, INC.	S000062452	AB ALL CHINA EQUITY PORTFOLIO	11/30/2018
4	811-01716	AB CAP FUND, INC.	S000045542	AB Small Cap Value Portfolio	11/30/2018
5	811-01716	AB CAP FUND, INC.	S000047072	AB All Market Income Portfolio	11/30/2018
6	811-01716	AB CAP FUND, INC.	S000045181	AB FlexFee Emerging Markets Growth Portfolio	12/31/2018
7	811-01716	AB CAP FUND, INC.	S000056730	AB FlexFee Core Opportunities Portfolio	12/31/2018
8	811-01716	AB CAP FUND, INC.	S000056731	AB FlexFee International Strategic Core Portfolio	12/31/2018
9	811-01716	AB CAP FUND, INC.	S000056728	AB FlexFee Large Cap Growth Portfolio	12/31/2018
10	811-01716	AB CAP FUND, INC.	S000056729	AB FlexFee US Thematic Portfolio	12/31/2018
11	811-01716	AB CAP FUND, INC.	S000033729	AB Emerging Markets Multi-Asset Portfolio	3/31/2019
12	811-01716	AB CAP FUND, INC.	S000034947	AB Select US Equity Portfolio	6/30/2019
13	811-01716	AB CAP FUND, INC.	S000039195	AB Select US Long/Short Portfolio	6/30/2019
14	811-01716	AB CAP FUND, INC.	S000043215	AB Concentrated Growth Fund	6/30/2019
15	811-01716	AB CAP FUND, INC.	S000045541	AB Concentrated International Growth Portfolio	6/30/2019
16	811-01716	AB CAP FUND, INC.	S000050223	AB International Strategic Core Portfolio	6/30/2019
17	811-01716	AB CAP FUND, INC.	S000047073	AB Global Core Equity Portfolio	6/30/2019
18	811-01716	AB CAP FUND, INC.	S000047115	AB Multi-Manager Select 2010 Fund	7/31/2019
19	811-01716	AB CAP FUND, INC.	S000047116	AB Multi-Manager Select 2055 Fund	7/31/2019
20	811-01716	AB CAP FUND, INC.	S000047117	AB Multi-Manager Select Retirement Allocation Fund	7/31/2019
21	811-01716	AB CAP FUND, INC.	S000047118	AB Multi-Manager Select 2015 Fund	7/31/2019
22	811-01716	AB CAP FUND, INC.	S000047119	AB Multi-Manager Select 2020 Fund	7/31/2019
23	811-01716	AB CAP FUND, INC.	S000047120	AB Multi-Manager Select 2025 Fund	7/31/2019
24	811-01716	AB CAP FUND, INC.	S000047121	AB Multi-Manager Select 2030 Fund	7/31/2019
25	811-01716	AB CAP FUND, INC.	S000047122	AB Multi-Manager Select 2035 Fund	7/31/2019
26	811-01716	AB CAP FUND, INC.	S000047123	AB Multi-Manager Select 2040 Fund	7/31/2019
27	811-01716	AB CAP FUND, INC.	S000047124	AB Multi-Manager Select 2045 Fund	7/31/2019
28	811-01716	AB CAP FUND, INC.	S000047125	AB Multi-Manager Select 2050 Fund	7/31/2019
29	811-01716	AB CAP FUND, INC.	S000064761	AB Multi-Manager Select 2060 Fund	7/31/2019
30	811-01716	AB CAP FUND, INC.	S000010309	AB Small Cap Growth Portfolio	7/31/2019

Fund #	File #	Registrant Name	Series ID	Series Name	FYE Reviewed
31	811-00126	AB RELATIVE VALUE FUND, INC.	S000010080	AB RELATIVE VALUE FUND, INC.	10/31/2018
32	811-10221	AB TRUST	S000010411	AB Value Fund	11/30/2018
33	811-10221	AB TRUST	S000010412	AB Discovery Value Fund	11/30/2018
34	811-10221	AB TRUST	S000010413	AB International Value Fund	11/30/2018
35	811-07707	AB GLOBAL REAL ESTATE INVESTMENT FUND INC	S000010124	AB GLOBAL REAL ESTATE INVESTMENT FUND, INC.	11/30/2018
36	811-00134	AB GLOBAL RISK ALLOCATION FUND, INC.	S000009974	AB GLOBAL RISK ALLOCATION FUND, INC.	11/30/2018
37	811-05398	AB VARIABLE PRODUCTS SERIES FUND, INC.	S000010429	AB International Growth Portfolio	12/31/2018
38	811-05398	AB VARIABLE PRODUCTS SERIES FUND, INC.	S000010431	AB International Value Portfolio	12/31/2018
39	811-05398	AB VARIABLE PRODUCTS SERIES FUND, INC.	S000010432	AB Large Cap Growth Portfolio	12/31/2018
40	811-05398	AB VARIABLE PRODUCTS SERIES FUND, INC.	S000010435	AB Small Cap Growth Portfolio	12/31/2018
41	811-05398	AB VARIABLE PRODUCTS SERIES FUND, INC.	S000010436	AB Small/Mid Cap Value Portfolio	12/31/2018
42	811-05398	AB VARIABLE PRODUCTS SERIES FUND, INC.	S000010437	AB Intermediate Bond Portfolio	12/31/2018
43	811-05398	AB VARIABLE PRODUCTS SERIES FUND, INC.	S000010443	AB Balanced Wealth Strategy Portfolio	12/31/2018
44	811-05398	AB VARIABLE PRODUCTS SERIES FUND, INC.	S000010447	AB Global Thematic Growth Portfolio	12/31/2018
45	811-05398	AB VARIABLE PRODUCTS SERIES FUND, INC.	S000010448	AB Growth and Income Portfolio	12/31/2018
46	811-05398	AB VARIABLE PRODUCTS SERIES FUND, INC.	S000031722	AB Dynamic Asset Allocation Portfolio	12/31/2018
47	811-05398	AB VARIABLE PRODUCTS SERIES FUND, INC.	S000049082	AB Global Risk Allocation-Moderate Portfolio	12/31/2018
48	811-21497	AB CORPORATE SHARES	S000010876	AB CORPORATE INCOME SHARES	4/30/2019
49	811-21497	AB CORPORATE SHARES	S000029560	AB Municipal Income Shares	4/30/2019
50	811-21497	AB CORPORATE SHARES	S000029838	AB Taxable Multi-Sector Income Shares	4/30/2019

Fund #	File #	Registrant Name	Series ID	Series Name	FYE Reviewed
51	811-21497	AB CORPORATE SHARES	S000058704	AB Impact Municipal Income Shares	4/30/2019
52	811-06068	AB FIXED INCOME SHARES INC	S000011990	AB Government Money Market Portfolio	4/30/2019
53	811-07618	AB MUNICIPAL INCOME FUND II	S000010353	AB Arizona Portfolio	5/31/2019
54	811-07618	AB MUNICIPAL INCOME FUND II	S000010355	AB Massachusetts Portfolio	5/31/2019
55	811-07618	AB MUNICIPAL INCOME FUND II	S000010357	AB Minnesota Portfolio	5/31/2019
56	811-07618	AB MUNICIPAL INCOME FUND II	S000010358	AB New Jersey Portfolio	5/31/2019
57	811-07618	AB MUNICIPAL INCOME FUND II	S000010359	AB Ohio Portfolio	5/31/2019
58	811-07618	AB MUNICIPAL INCOME FUND II	S000010360	AB Pennsylvania Portfolio	5/31/2019
59	811-07618	AB MUNICIPAL INCOME FUND II	S000010361	AB Virginia Portfolio	5/31/2019
60	811-04791	AB MUNICIPAL INCOME FUND, INC.	S000010348	AB California Portfolio	5/31/2019
61	811-04791	AB MUNICIPAL INCOME FUND, INC.	S000010351	AB National Portfolio	5/31/2019
62	811-04791	AB MUNICIPAL INCOME FUND, INC.	S000010352	AB New York Portfolio	5/31/2019
63	811-04791	AB MUNICIPAL INCOME FUND, INC.	S000027380	AB High Income Municipal Portfolio	5/31/2019
64	811-05088	AB PORTFOLIOS	S000010510	AB Conservative Wealth Strategy	8/31/2019
65	811-05088	AB PORTFOLIOS	S000010512	AB All Market Total Return Portfolio	8/31/2019
66	811-05088	AB PORTFOLIOS	S000010513	AB Tax-Managed All Market Income Portfolio	8/31/2019
67	811-05088	AB PORTFOLIOS	S000010514	AB Wealth Appreciation Strategy	8/31/2019
68	811-05088	AB PORTFOLIOS	S000010515	AB Tax-Managed Wealth Appreciation Strategy	8/31/2019
69	811-02383	AB BOND FUND, INC.	S000034979	AB Limited Duration High Income Portfolio	9/30/2019
70	811-21034	BERNSTEIN SANFORD C FUND II INC	S000011063	Bernstein Intermediate Duration Institutional Portfolio	9/30/2019
71	811-05555	BERNSTEIN SANFORD C FUND INC	S000011051	California Municipal Portfolio	9/30/2019
72	811-05555	BERNSTEIN SANFORD C FUND INC	S000011053	Short Duration Plus Portfolio	9/30/2019
73	811-05555	BERNSTEIN SANFORD C FUND INC	S000011055	Diversified Municipal Portfolio	9/30/2019
74	811-05555	BERNSTEIN SANFORD C FUND INC	S000011056	Emerging Markets Portfolio	9/30/2019
75	811-05555	BERNSTEIN SANFORD C FUND INC	S000011057	Intermediate Duration Portfolio	9/30/2019
76	811-05555	BERNSTEIN SANFORD C FUND INC	S000011058	Tax-Managed International Portfolio	9/30/2019

Fund #	File #	Registrant Name	Series ID	Series Name	FYE Reviewed
77	811-05555	BERNSTEIN SANFORD C FUND INC	S000011059	International Portfolio	9/30/2019
78	811-05555	BERNSTEIN SANFORD C FUND INC	S000011060	New York Municipal Portfolio	9/30/2019
79	811-05555	BERNSTEIN SANFORD C FUND INC	S000011062	Short Duration Diversified Municipal Portfolio	9/30/2019
80	811-05555	BERNSTEIN SANFORD C FUND INC	S000027647	Overlay A Portfolio	9/30/2019
81	811-05555	BERNSTEIN SANFORD C FUND INC	S000027648	Tax-Aware Overlay A Portfolio	9/30/2019
82	811-05555	BERNSTEIN SANFORD C FUND INC	S000027649	Overlay B Portfolio	9/30/2019
83	811-05555	BERNSTEIN SANFORD C FUND INC	S000027650	Tax-Aware Overlay B Portfolio	9/30/2019
84	811-05555	BERNSTEIN SANFORD C FUND INC	S000027651	Tax-Aware Overlay C Portfolio	9/30/2019
85	811-05555	BERNSTEIN SANFORD C FUND INC	S000027652	Tax-Aware Overlay N Portfolio	9/30/2019